UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Perfect World Co., Ltd.

(Name of Issuer)

American Depositary Shares, evidenced by American Depositary

Receipts, each representing five Class B Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

71372U104 (American Depositary Shares)

(CUSIP Number)

Qin Xuetang	Wang Qunbin
Fosun International Limited	Peak Reinsurance Company Limited
Room 808	Room 2107—11
ICBC Tower	ICBC Tower
3 Garden Road, Central	3 Garden Road, Central
Hong Kong, China	Hong Kong, China
(852) 2509 3228	(852) 3509 6666

With a copy to:
Hillel T. Cohn, Esq.
Morrison & Foerster LLP
Suite 3500
555 West Fifth Street
Los Angeles, USA 90013
(213) 892-5251

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 13, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 71372U104

1	Name of Reporting Person Fosun International Limited

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Hong Kong, China

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 21,729,570

	8	Shared Voting Power 4,304,345

	9	Sole Dispositive Power 21,729,570

	10	Shared Dispositive Power 4,304,345

11	Aggregate Amount Beneficially Owned by Each Reporting Person 26,033,915

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 10.76%

14	Type of Reporting Person (See Instructions) CO

*  Number of shares is number of Class B Ordinary Shares, par value $0.0001 per share (“Class B Ordinary Shares”). Fosun International Limited holds 4,345,914 American Depositary Shares (“ADSs”), each representing 5 Class B Ordinary Shares.  Percent of class is based on 29,671,195 Class A Ordinary Shares, par value $0.0001 per share and 212,376,660 Class B Ordinary Shares reported as issued and outstanding at December 31, 2012 in the Issuer’s Form 6-K filed with the Securities and Exchange Commission on March 12, 2012.

CUSIP No. 71372U104

1	Name of Reporting Person Peak Reinsurance Company Limited

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Hong Kong, China

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 4,304,345

	8	Shared Voting Power 0

	9	Sole Dispositive Power 4,304,345

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,304,345

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 1.78%

14	Type of Reporting Person (See Instructions) CO

*  Number of shares is number of Class B Ordinary Shares, par value $0.0001 per share (“Class B Ordinary Shares”). Peak Reinsurance Company Limited holds 860,869 American Depositary Shares (“ADSs”), each representing 5 Class B Ordinary Shares.  Percent of class is based on 29,671,195 Class A Ordinary Shares, par value $0.0001 per share and 212,376,660 Class B Ordinary Shares reported as issued and outstanding at December 31, 2012 in the Issuer’s Form 6-K filed with the Securities and Exchange Commission on March 12, 2012.

This Amendment No. 2 amends the Schedule 13D filed with the Securities and Exchange Commission on July 6, 2012 (the “Original 13D”) by Fosun International Limited with respect to American Depositary Shares (the “ADSs”), as evidenced by American Depositary Receipts, each representing five Class B Ordinary Shares, par value $0.0001 per share (the “Class B Ordinary Shares”) of Perfect World Co., Ltd. (the “Issuer”), a corporation organized under the laws of the Cayman Islands, as previously amended by Amendment No. 1 to the Original 13D filed on February 7, 2013 (“Amendment No. 1”).  Unless otherwise stated herein, the Original 13D, as amended, remains in full force and effect.  Terms used therein and not defined herein have the meanings ascribed thereto in the Original 13D.

Item 5.   Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

(a) See Items 11 and 13 of the cover pages to this Schedule 13D for the aggregate number and percentage of Class B Ordinary Shares underlying the ADSs that are beneficially owned by each Reporting Person as of March 14, 2013.

(b) See Items 7 through 10 of the cover pages to this Schedule 13D for the number of Class B Ordinary Shares underlying the ADSs beneficially owned by each Reporting Person as of March 14, 2013 as to which there is sole or shared power to vote or direct the vote, and sole or shared power to dispose or direct the disposition.

(c)  Since the filing of Amendment No. 1, Peak Reinsurance engaged in open market transactions on NASDAQ involving the net purchase for cash of 598,537 ADSs on the dates and at the average prices per ADS set forth on Exhibit 99.5

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Schedule 13D.

(e) Not applicable.

Item 7.   Material to be Filed as Exhibits

Item 7 is hereby amended and restated in its entirety as follows:

Exhibit No.	Description

99.1	Joint Filing Agreement (incorporated by reference to Exhibit 99.1 to Amendment No. 1 filed on February 7, 2013 with the Securities and Exchange Commission).

99.2

List of directors and executive officers of each Reporting Person, persons controlling any Reporting Person and executive officers and directors of persons in control of any Reporting Person (incorporated by reference to Exhibit 99.2 to Amendment No. 1 filed on February 7, 2013 with the Securities and Exchange Commission).

99.3

Information regarding transactions in ADSs by Fosun International during the past 60 days prior to the filing of the Original 13D (incorporated by reference to Exhibit 99.1 to the Original 13D filed on July 6, 2012 by Fosun International with the Securities and Exchange Commission).

99.4

Information regarding transactions in ADSs by each Reporting Person since the filing of the Original 13D (incorporated by reference to Exhibit 99.4 to Amendment No. 1 filed on February 7, 2013 with the Securities and Exchange Commission).

99.5	Information regarding transactions in ADSs by each Reporting Person since the filing of Amendment No. 1.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 15, 2013

FOSUN INTERNATIONAL LIMITED

By:	/s/ Qin Xuetang
Qin Xuetang
Director

PEAK REINSURANCE COMPANY LIMITED

By:	/s/ Wang Qunbin
Wang Qunbin
Director